TETRA Technologies, Inc.

October 1, 2010

VIA U.S. MAIL AND EDGAR
Mr. Kevin Dougherty
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Re:	TETRA Technologies, Inc.
Form 10-K
Filed March 1, 2010
File No. 001-13455

Dear Mr. Dougherty:

We acknowledge receipt of the Securities and Exchange Commission’s letter dated September 28, 2010 with respect to the Form 10-K filed by TETRA Technologies, Inc. (the “Company”) for the year ended December 31, 2009.  Per your discussion with our counsel, Bill McDonald, this letter is to inform you that we are not able to respond to the comment letter by the initial deadline and request additional time to respond to the comment letter.  We expect to file our response no later than October 22, 2010.

Please do not hesitate to contact the undersigned at (281) 364-2241 or Bill McDonald, Andrews Kurth LLP, at (713) 220-4813 if you have any questions.

Sincerely,
/s/Bass C. Wallace, Jr.
Bass C. Wallace, Jr.
General Counsel & Secretary

cc:	Karl Hiller, Branch Chief, Securities and Exchange Commission
Bill McDonald, Andrews Kurth LLP
Brad Farber, Ernst & Young LLP

24955 Interstate 45 North, The Woodlands, Texas 77380